UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
                   (Amendment No.        )



Name of Issuer: Equinox Systems Inc.

Title of Class of Securities: common

Cusip Number: 294436100

Name, Address and Telephone Number of Person authorized to
receive notices and communications:   Kenneth E. Leopold,
Senior Attorney, c/o Neuberger&Berman, LLC, 605 Third
Avenue, NY, NY 10158

Date of Event  which requires Filing  of this statement:
October 31, 1997

If the filing person has previously filed a statement on
schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
Note: Six copies of this statement , including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13 D

CUSIP NO.  294436100

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Robert D. English
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     177,500

8.Shared voting power
     0

9.Sole dispositive power
     177,500

10. Shared dispositive power
     0

11. Aggregate amount beneficially owned by each reporting
person
     177,500
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     5.4%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of Equinox Systems Inc. (the "Company"). The Address of the principal executive offices of the company is One Equinox
Way, Sunrise, FL 33351-6709.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Robert D. English

B) The business address of Robert D. English is: c/o
Neuberger&Berman, LLC, 605 Third Avenue, New York, New York
10158-3698.

C) Robert D. English is a Principal of Neuberger & Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. English individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. English and others. The firm of N&B has no voting or dispositive power regarding these shares.

D) During the last five years Robert D. English has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Robert D. English has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Robert D. English is a United States citizen.


ITEM 3  Source and Amounts of Funds

Robert D. English owns 76,000 Shares for his personal account. The 76,000 Shares owned by Robert D. English are held in "street name" and are part of his cash account at Neuberger & Berman, LLC. The Shares were acquired in several open market transactions, purchased between September 22, 1997 and October 28, 1997, for a total purchase cost of $1,046,686, including transaction charges.
Those Shares acquired were purchased with his personal funds.

In addition, Robert D. English beneficially owns 101,500 shares as follows:

55,000 shares owned by Jaspers L.P. and 46,500 shares owned by Jaspers II L.P.. These accounts are Limited Partnerships in which Mr. English is a General Partner and has sole dispositive power and voting power over all shares held by them. In addition he has direct economic ownership interest in 23% of the shares held by Jaspers L.P. and 31% of the shares held by Jaspers II L.P..


ITEM 4 Purpose of Transaction

Robert D. English purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.


ITEM 5 Interest in Securities of the Issuer

A) Robert D. English is the beneficial owner of 177,500 shares which represents 5.4% of the 3,285,920 shares outstanding.

B) Robert D. English has the sole power to dispose of 177,500 shares and has shared dispositive power with regard to 0 shares. Robert D. English has sole voting power with regard to 177,500 shares and has shared voting power with regard to 0 shares.


C) During the 60 days surrounding the event triggering this filing. Robert D. English effected 8 open market transactions in the shares. The trade dates and prices are noted below:

     Trade Date     B/S  Shares         Price
     09/22/97       B    25,000         13.625
     09/23/97       B    8,000          13.953
     09/29/97       B    5,000          13.9376
     10/01/97       B    20,000         13.75
     10/02/97       B    10,000         13.75
     10/03/97       B    3,000          14.5
     10/28/97       B    5,000          13.75
     10/31/97       B    10,000         16


ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Robert D. English and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:___________                  ___________________
                                   Robert D. English